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Latham & Watkins
REGISTERED FOREIGN LAWYERS AND SOLICITORS
WWW.LW.COM

NEW YORK
NORTHERN VIRGINIA
ORANGE COUNTY
WASHINGTON, D.C.

1 November 2002

File No. 82-4511

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press Release: Interpump Group strong growth in net revenues for the nine months period ended on September 30th, 2002: +14,8% to 375 million Euro

Please feel free to call me if you have any questions at +44 207 710 1076. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Ing. Cavallini
Interpump Group S.p.A.

99 BISHOPSGATE • LONDON EC2M 3XF UNITED KINGDOM
TELEPHONE: +44-20-7710-1000 • FAX: +44-20-7374-4460

PRESS RELEASE

INTERPUMP GROUP:

STRONG GROWTH IN NET REVENUES FOR THE NINE MONTHS PERIOD ENDED ON SEPTEMBER 30TH, 2002: + 14,8% TO 375 MILLION EURO

Giovanni Cavallini, Interpump Group's Chief Executive Officer: *"The preliminary figures at September 30th, 2002 show a significant growth in net revenues, even in a period of relative stagnation of the world economy. For the whole 2002 we expect net revenues from 480 million Euro to 490 million Euro"*

Milan, 14 October 2002 - **Interpump Group** has today released its preliminary figures of the **consolidated net revenues** for the first nine months (January-September 2002), **which amounted to 375 million Euro, up 14,8%** to 326 million Euros recorded in the same period of the previous year.

The preliminary results confirm the growth of Interpump Group like-for-like as well **(+10,7% up to 361 million Euro).**

The net revenues recorded in the third quarter of 2002 (July-September 2002) increased by 10,2% amounting to 105 million Euro.

Interpump Group informs that the Board of Director's Meeting called to approve the results for the third quarter of 2002 will be held on November 13th, 2002.

Giovanni Cavallini, Interpump Group's Chief Executive Officer: *"The preliminary figures at September 30th, 2002 show a significant growth in net revenues, even in a period of relative stagnation of the world economy. . For the whole 2002 we expect net revenues from 480 million Euro to 490 million Euro".*

For further information, please contact: Moccagatta Associati
Tel: +39.02 8645.1695; Fax: +39.02 8645.2082